[PTC Logo]	EXHIBIT (a)(1)(xx)

Contact Information
Investor Contact:	Media Contact:
Meredith Mendola	Nicole Rowe
781.370.6151	781.370.6369
mmendola@ptc.com	nrowe@ptc.com

PTC COMPLETES EMPLOYEE OPTION EXCHANGE

NEEDHAM, Mass. – August 4, 2005 – PTC (Nasdaq: PMTC), the Product Development Company™, today announced it has completed its offer to its employees to exchange eligible stock options for cash. PTC accepted for exchange and cancellation options to purchase an aggregate of 18,261,618 shares of PTC common stock. PTC will promptly pay the holders of those options the cash consideration specified in the offer. The aggregate payment is $12.8 million.

PTC’s six most senior executive officers were not eligible to participate in the offer. However, to further advance PTC’s goal of reducing its options overhang, those PTC executives surrendered all options they held with exercise prices at or above $15.50 per share to PTC for cancellation for no consideration. This resulted in the cancellation of options to purchase 3,333,032 shares of PTC common stock.

“This exchange offer significantly contributed to the reduction in the number of outstanding PTC options and the associated potential dilution to shareholders,” said Neil Moses, Executive Vice President and Chief Financial Officer of PTC. “When combined with the options surrendered by the PTC senior executives, PTC’s options overhang is now just under 20%, down from 32% previously.”

PTC has achieved its short-term goal to reduce its options overhang to 20%. PTC’s long-term goal is to reduce its options overhang to 15%. PTC expects to achieve this goal by making future equity grants at the rate of approximately 2% of total shares outstanding annually.

About PTC

PTC (Nasdaq: PMTC) provides leading Product Lifecycle Management (PLM) software solutions to more than 35,000 companies worldwide. PTC customers include many of the world’s most innovative manufacturing companies in the aerospace & defense, automotive, consumer, electronics & high technology, industrial equipment and medical products industries. PTC is included in the S&P 500 and Russell 2000 indices. For more information on PTC, please visit http://www.ptc.com.

This news release contains forward-looking statements, including statements about expected reductions in options overhang and limitations on future equity grants. PTC may be unable to achieve the expected reductions in options overhang or to make its future equity grants as planned and any reduction in PTC’s options overhang may not positively affect PTC’s stock price.

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